November 12, 2024
VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: Chris Edwards

RE:    Tourmaline Bio, Inc.
Registration Statement on Form S-3
Filed November 7, 2024
File No. 333-283078

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Tourmaline Bio, Inc.(the “Registrant”) hereby requests that the U.S. Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-3 to become effective on November 14, 2024, at 4:00 p.m. Eastern Time, or as soon thereafter as is practicable or at such later time as the Registrant may orally request via telephone call to the staff of the Commission. The Registrant hereby authorizes Katherine Denby of Cooley LLP, counsel to the Registrant, to make such request on its behalf.

Once the Registration Statement has been declared effective, please orally confirm that event with Katherine Denby of Cooley LLP, counsel to the Registrant at (202) 776-2070, or in her absence, Ryan Robinson, Chief Financial Officer of the Registrant.

Very truly yours,

TOURMALINE BIO, INC.

By:         /s/ Brad Middlekauff
Name:        Brad Middlekauff
Title:        Corporate Secretary

cc:     Sandeep Kulkarni, Chief Executive Officer, Tourmaline Bio, Inc.
Ryan Robinson, Chief Financial Officer, Tourmaline Bio, Inc.
Divakar Gupta, Cooley LLP
Brandon Fenn, Cooley LLP